SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements filed pursuant to Rule 13d-1(a)
And Amendments Thereto Filed Pursuant to Rule 13d-2(a)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Culp, Inc.

(Name of Issuer)
Common Stock, Par Value $0.05 per share

(Title of Class of Securities)
230215 10 5

(CUSIP Number)
Robert G. Culp, III
P.O. Box 2686, 1823 Eastchester Drive, High Point, North Carolina 27265
(336) 889-5161

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	230215 10 5	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Robert G. Culp, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,267,520

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		558,770

WITH	10	SHARED DISPOSITIVE POWER:

		1,708,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,267,520

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

PRELIMINARY STATEMENT
     This Amendment No. 4 (this “Amendment”) amends the Schedule 13D (the “Initial Statement”) filed by Robert G. Culp, III (the “Reporting Person”) with the Securities and Exchange Commission on November 7, 1989, as amended on or about December 15, 1993, January 3, 1994 and February 4, 1997, with respect to the shares (the “Shares”) of common stock, par value $0.05 per share, of Culp, Inc., a North Carolina corporation (the “Issuer”). This Amendment reports the disposition of 300,000 Shares held by the Robert G. Culp, Jr. Family Trust (the “Trust”). Such shares were sold by the subtrusts of the Trust for the benefit of Judith Culp Walker (the Reporting Person’s sister) and Harry R. Culp (the Reporting Person’s brother). The Reporting Person has the sole power to vote and shares the power to dispose or direct the disposition of the Shares held by the Trust.
     The following items of the Initial Statement, as amended, are hereby amended and restated as follows.
Item 1.      Security and Issuer.
     This Amendment relates to the Shares. The principal executive offices of the Issuer are located at 1823 Eastchester Drive, High Point, North Carolina 27265.
Item 2.      Identity and Background.
     This Statement is filed by the Reporting Person. The business address of the Reporting Person is 1823 Eastchester Drive, High Point, North Carolina 27265. The Reporting Person is Chairman of the Board and Chief Executive Officer of the Issuer. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result, subjects or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.
Item 3.      Source and Amount of Funds or Other Consideration.
     N/A
Item 4.      Purpose of Transaction.
     Any Shares that the Reporting Person has acquired since the date of filing of the last amendment to the Initial Statement were acquired in connection with the grant of stock options and were acquired for investment purposes. The Reporting Person has no plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) – (j) of Item 4 of the General Instructions for Complying with Schedule 13D.
Item 5.      Interest in Securities of the Issuer.
     (a) As of April 20, 2007, the Reporting Person reports beneficial ownership of 2,267,520 Shares, or approximately 18.06% of the outstanding Shares, which includes 103,250 immediately exercisable stock options beneficially owned by the Reporting Person. For purposes of this Statement, “immediately exercisable” means options that are currently exercisable or that will become exercisable within 60 days of April 20, 2007 (See Item 6). The number of Shares reported does not include 67,356 Shares held of record by Susan B. Culp (the Reporting Person’s wife). Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.
     (b) The Reporting Person has sole voting power with respect to 2,267,520 Shares and the sole power to dispose of 558,770 Shares. Of the 2,267,520 Shares beneficially owned by the Reporting Person, 1,708,750 Shares are held of record by Atlantic Trust Company, N.A., as Trustee of the Trust, which holds the Shares in three subtrusts for the benefit of the Reporting Person, Judith Culp Walker (the Reporting Person’s sister) and Harry R.

Culp (the Reporting Person’s brother), respectively. Under the terms of the Trust, the Reporting Person has the sole power to vote or direct the voting of all Shares held by the Trust, but the Reporting Person shares with the Trustee the power to dispose or direct the disposition of those Shares.
     (c) On April 20, 2007, 300,000 Shares were sold by the subtrusts of the Trust for the benefit of Judith Culp Walker and Harry R. Culp in two privately negotiated transactions. All share ownership numbers reported in this Amendment take into account these sales. Other than this specified transaction, the Reporting Person has not effected any transactions in the Shares during the past 60 days.
     (d) The Trustee of the Trust has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,708,750 of the 2,267,520 Shares beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The terms of the Robert G. Culp, Jr. Family Trust give sole voting power to the Reporting Person and joint dispositive power to the Reporting Person and the Trustee, as more particularly described in Item 5(b).
     The Reporting Person owns 103,250 immediately exercisable stock options, which are more particularly described as follows:
     (1) On December 16, 1997, the Issuer granted to the Reporting Person an option to purchase 15,000 Shares at $20.25 per share pursuant to the Culp, Inc. 1993 Stock Option Plan. Such option terminates on December 15, 2007 unless sooner terminated due to the Reporting Person’s death, disability or termination of employment.
     (2) On September 14, 1998, the Issuer granted to the Reporting Person an option to purchase 30,000 Shares at $7.625 per share pursuant to the Culp, Inc. 1993 Stock Option Plan. Such option terminates on September 13, 2008 unless sooner terminated due to the Reporting Person’s death, disability or termination of employment.
     (3) On June 28, 1999, the Issuer granted to the Reporting Person an option to purchase 8,000 Shares at $9.125 pursuant to the Culp, Inc. 1993 Stock Option Plan. Such option terminates on June 27, 2009 unless sooner terminated due to the Reporting Person’s death, disability or termination of employment.
     (4) On June 21, 2002, the Issuer granted to the Reporting Purchase an option to purchase 12,000 Shares at $13.99 per share pursuant to the Culp, Inc. 2002 Stock Option Plan. Such option terminates on June 20, 2007.
     (5) On June 17, 2003, the Issuer granted to the Reporting Person an option to purchase 12,000 Shares at $6.61 per share pursuant to the Culp, Inc. 2002 Stock Option Plan. Such option terminates on June 16, 2008.
     (6) On June 15, 2004, the Issuer granted to the Reporting Person an option to purchase 15,000 Shares at $7.13 per share pursuant to the Culp, Inc. 2002 Stock Option Plan. Such option terminates on June 14, 2009. Of these options, 11,250 are immediately exercisable.
     (7) On October 3, 2005, the Issuer granted to the Reporting Person an option to purchase 30,000 Shares at $4.59 per share pursuant to the Culp, Inc. 2002 Stock Option Plan. Such option terminates on October 2, 2010. Of these options, 7,500 are immediately exercisable.
     (8) On June 14, 2006, the Issuer granted to the Reporting Person options to purchase 30,000 Shares at $4.52 per share pursuant to the Culp, Inc. 2002 Stock Option Plan. The options terminate on June 13, 2011. Of these options, 7,500 are immediately exercisable.

Item 7.      Material to be filed as Exhibits.
The following documents are attached to this Amendment as Exhibits:

Page on Which
Exhibit	Document	Exhibit Appears

I	Memorandum of Option for 15,000 Shares (Date of grant: December 16, 1997)	E-1

J	Memorandum of Option for 30,000 Shares (Date of grant: September 14, 1998)	E-5

K	Memorandum of Option for 8,000 Shares (Date of grant: June 28, 1999)	E-9

L	Memorandum of Option for 12,000 Shares (Date of grant: June 21, 2002)	E-13

M	Memorandum of Option for 12,000 Shares (Date of grant: June 17, 2003)	E-16

N	Memorandum of Option for 15,000 Shares (Date of grant: June 15, 2004)	E-19

O	Memorandum of Option for 30,000 Shares (Date of grant: October 3, 2005)	E-22

P	Memorandum of Option for 30,000 Shares (Date of grant: June 14, 2006)	E-25
[Intentionally Left Blank]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: April 24, 2007	Signature:	/s/ Robert G. Culp, III